Filed pursuant to Rule 433
Registration Statement Nos. 333-184147 and 333-184147-01

Selected Group Key Performance Indicators

The Group's businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. As a result of the global economic and []nancial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a
[]nancial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the program announced in
February 2009 to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. This balance sheet reduction program continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, in January 2012 the Group announced changes to its wholesale banking operations, including the reorganization of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

The following table sets forth selected key []nancial information of the Group.
Investors should read the following information together with the RBS Group's
2011 Annual Report on Form 20-F as restated on Form 6-K []led on August 10,
2012, the Results as of and for the three months ended March 31, 2012 on Form
6-K []led on May 11, 2012, the Interim Results as of and for the six months ended June 30, 2012 on Form 6-K []led on August 8, 2012 and the Results as of
and for the nine months ended September 30, 2012 on Form 6-K []led on November
9, 2012. References to 'Group' are to RBS Group and its subsidiaries.

                                                                2009            2010          2011           Q1 2012         Q2 2012
         Q3 2012
Loan: deposit ratio(1)                                          132%            118%          108%             106%            104%
           102%
Leverage ratio(2)                                            Not published   Not published    16.9x            16.3x           15.6x
           15.4x
Tier 1 capital ratio                                            14.1%           12.9%         13.0%            13.2%           13.4%
           13.4%
Core Tier 1 capital ratio                                       11.0%           10.7%         10.6%            10.8%           11.1%
           11.1%
Return on average ordinary and B shareholders' equity(3)        (7.2%)          (0.7%)        (2.9%)        Not published   Not
 published   Not published
Cost: income ratio(4)                                            52%             57%           62%          Not published   Not
 published   Not published
Total direct exposure (GIIPS) ([pound]m)(5)                  Not published     [pound]69,147 [pound]59,154    [pound]56,645
 [pound]52,958   [pound]49,472
Direct sovereign bond exposure (GIIPS) ([pound]m)(6)         Not published     [pound]3,977   [pound]409       [pound]254
 [pound](10)     [pound](310)
Direct sovereign bond exposure (Rest of Eurozone) ([pound]m) Not published     [pound]30,009 [pound]22,545    [pound]22,286
 [pound]18,289   [pound]20,447
Impairment losses ([pound]m)                                   [pound]13,899   [pound]9,256   [pound]8,709    [pound]1,314
 [pound]1,335    [pound]1,176
Risk-weighted assets ([pound]bn)(7)                            [pound]541.0    [pound]465.5   [pound]439.0    [pound]434.3
 [pound]434.7    [pound]432.9
Short-term wholesale funding ([pound]bn)(8)                    [pound]216.3    [pound]129.7   [pound]102.4     [pound]79.7
 [pound]62.3     [pound]48.5
Liquidity portfolio ([pound]bn)(9)                            [pound]170,661  [pound]154,599 [pound]155,330  [pound]152,723
 [pound]156,001  [pound]146,611

(1)Including disposal groups. Loans are net of provisions, excluding repos. For the Group before RFS Holdings minority interest only for 2009.
(2)Calculated as total assets minus derivatives and funded tangible assets, divided by Tier 1 capital. Leverage ratio for 2010 and 2009 was not published.
(3)Return on average ordinary and B shareholders' equity is published on an annual basis only.
(4)Cost:income ratio for 2009-2011 is presented on a statutory basis.
Cost:income ratio for Q1 2012, H1 2012 and Q3 2012 on a statutory basis was not published.
(5)Includes Greece, Italy, Ireland, Portugal and Spain. Comprised of bonds
(long and short positions) and gross lending. Direct exposure includes Greece of [pound]213 million, Italy of [pound]2,007 million, Ireland of [pound]37,095 million, Portugal of [pound]597 million and Spain of [pound]9,560 million at
September 30, 2012; Greece of [pound]211 million, Italy of [pound]2,737 million, Ireland of [pound]39,324 million, Portugal of [pound]560 million and
Spain of [pound]10,126 million at June 30, 2012; Greece of [pound]487 million,
Italy of [pound]3,380 million, Ireland of [pound]39,683 million, Portugal of
[pound]631 million and Spain of [pound]12,464 million at March 31, 2012; Greece of [pound]894 million, Italy of [pound]4,330 million, Ireland of [pound]40,719 million, Portugal of [pound]623 million and Spain of [pound]12,588 million at
December 31, 2011; and Greece of [pound]1,280 million, Italy of [pound]7,555 million, Ireland of [pound]44,517 million, Portugal of [pound]1,008 million and
Spain of [pound]14,787 million at December 31, 2010. Direct exposure at
December 31, 2009 was not published.
(6)Excludes gross lending. Direct sovereign bond exposure (long and short positions) to Greece of [pound]14 million, Italy of [pound](509) million,
Ireland of [pound]116 million, Portugal of [pound]71 million and Spain of
[pound](2) million at September 30, 2012; Greece of [pound]16 million, Italy of
[pound](98) million, Ireland of [pound]109 million, Portugal of [pound]44 million and Spain of [pound](81) million at June 30, 2012; Greece of [pound]38 million, Italy of [pound]254 million, Ireland of [pound]109 million, Portugal of [pound]40 million and Spain of [pound](187) million at March 31, 2012;
Greece of [pound]409 million, Italy of [pound]315 million, Ireland of
[pound]103 million, Portugal of [pound](60) million and Spain of [pound](358)
million at December 31, 2011; and Greece of [pound]974 million, Italy of
[pound]2,844 million, Ireland of [pound]109 million, Portugal of [pound]38 million and Spain of [pound]12 million at December 31, 2010. Direct sovereign bond exposure at December 31, 2009 was not published.
(7)Calculated in accordance with U.K. Financial Services Authority de[]nitions.
Includes RFS Holdings minority interest of [pound]3.3 billion at September 30,
2012, [pound]3.3 billion at June 30, 2012, [pound]3.2 billion at March 31,
2012, [pound]3.1 billion at December 31, 2011, [pound]2.9 billion at December
31, 2010 and [pound]102.8 billion at December 31, 2009. After the deduction of bene[]t of the Asset Protection Scheme of [pound]48.1 billion at September 30,
2012, [pound]52.9 billion at June 30, 2012, [pound]62.2 billion at March 31,
2012, [pound]69.1 billion at December 31, 2011, [pound]105.6 billion at
December 31, 2010 and [pound]127.6 billion at December 31, 2009. For a description of the Asset Protection Scheme, please see our restated annual report on Form 6-K for the year ended December 31, 2011 []led on August 10,
2012.
(8)Excluding derivative collateral relating to the short-term wholesale funding of [pound]28.7 billion at September 30, 2012, [pound]32.0 billion at June 30,
2012, [pound]29.4 billion at March 31, 2012, [pound]31.8 billion at December
31, 2011, [pound]28.1 billion at December 31, 2010 and [pound]32.6 billion at
December 31, 2009.
(9)Includes FSA eligible government bonds of [pound]29.7 billion at June 30,
2012, [pound]30.5 billion at March 31, 2012, [pound]36.7 billion at December
31, 2011, [pound]34.7 billion at December 31, 2010 and [pound]19.9 billion at
December 31, 2009. FSA eligible government bonds at September 30, 2012 were not published. Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S and P on
August 5, 2011, although not by Moody's or Fitch. Includes assets eligible for discounting at central banks.

Investor Products

The Investor Products group within the RBS Markets & International Banking division delivers multi-asset investment solutions for both retail and institutional investors. RBS products are offered across a wide range of structures and risk-return profiles that are designed to cater to investors with varying investment objectives, risk tolerance and time horizons.

Our History

Founded in 1727, The Royal Bank of Scotland Group plc (RBS Group) is the holding company of a large global banking and financial services group, headquartered in Edinburgh. Globally, RBS Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Royal Bank of Scotland plc (RBS plc) and RBS Citizens Financial Group, Inc. are subsidiaries of RBS Group.

Our Products

We offer innovative products designed to provide investors access to particular investment strategies, indices and themes; we also offer customer-driven solutions. RBS products are not Federal Deposit Insurance Corporation (FDIC)-insured or government guaranteed.

- Corporate Notes
- Exchange Traded Notes (ETNs)
- Structured Notes
- OTC derivatives

Our products enable investors to diversify their investment portfolio across multiple asset classes such as:

- Equities
- Equity Indices
- Interest rates
- Inflation
- Commodities
- Hybrids and multi-asset solutions
- Foreign Exchange
- Other market measures

Issuer Details

You can find additional details about RBS Group (SEC file no. 1-10306) through information it files with the Securities and Exchange Commission (SEC) at www.sec.gov, which you should read before investing in RBS products.

Issuer Long-Term Senior, Unsecured Credit Ratings
As of January 11, 2013

	S&P	Moody's	Fitch
RBS plc*	A	A3	A
RBS Group**	A-	Baa1	A

* Issuer of RBS products and subsidiary of RBS Group.

** Issuer of RBS products and guarantor of RBS products issued by RBS plc.

A credit rating is not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Issuer Credit Ratings

An issuer credit rating reflects the assigning rating agency's opinion of the issuer's creditworthiness (i.e., the issuer's ability to pay on its obligations when they become due). It is not the rating of any RBS product issued by RBS Group or RBS plc.

An issuer credit rating has no bearing on how much you may be entitled to be paid on an RBS product or what your return on investment may be. Your return on investment will depend on the terms of the particular RBS product that you buy and how that product performs. An issuer credit rating does not enhance the performance or potential return on any RBS product. If a product or its underlying asset underperforms, your investment may result in a loss, which may be significant, regardless of RBS' issuer credit ratings.

RBS Group Selected Key Financials
Risk Asset Ratio

At December 31	2011	2010	2009
Core Tier 1	10.6%	10.7%	11.0%
Tier 1	13.0%	12.9%	14.1%

At September 30	2012	2011
Core Tier 1	11.1%	11.3%
Tier 1	13.4%	13.8%

About RBS Group

RBS Group is the issuer of certain RBS products, and the guarantor of the obligations of RBS plc as the issuer under certain RBS products. The prospectus will specify if the RBS Group guarantee applies to your RBS products.

For additional information on key financials and financial statements of RBS Group see RBS Group 2011 Annual Report on Form 20-F as restated on Form 6-K filed on August 10, 2012 and RBS Group Q3 2012 Results (Form 6-K) filed on November 9, 2012.

CERTAIN RISK CONSIDERATIONS: An investment in RBS products involves risks, including market risk, liquidity risk, and a possible loss of some or all of your investment. Some RBS products do not pay coupons. Any payment on RBS products will be subject to the ability of the relevant RBS issuer and guarantor, if any, to pay their respective obligations when they become due. You should carefully consider whether the RBS products are suited to your particular circumstances before you buy them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in RBS products. You should carefully read the relevant prospectus for the RBS product, including the "Risk Factors" section in the prospectus, before investing.

IMPORTANT NOTICE: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for offerings to which this communication may relate. Before you invest, you should read the relevant prospectus in such registration statement and other documents that have been filed with the SEC for more complete information about RBS plc and RBS Group and offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer any underwriter or any dealer participating in the relevant offering will arrange to send you the relevant prospectus and pricing supplements if you request by calling toll free (855) 727-3877.